Exhibit 99.2

Titan Partners with Penson to Provide Social Media Trading Signals to Retail and Institutional Brokers

Edmonton, Alberta (April 11, 2011) -- Titan Trading Analytics Inc. (TSX VENTURE: TTA) (OTCBB: TITAF), today announced that it has entered into a revenue-sharing agreement with Penson Financial Services, Inc. (PFSI), the US securities clearing unit of Penson Worldwide, Inc. (NASDAQ: PNSN) to offer Titan’s trade recommendations to PFSI’s retail and institutional correspondent brokerage firms.

TickAnalyst’s proprietary algorithms analyze historical equities tick data, combined with social media sentiment, to generate buy/sell recommendations.  Recommendations can be streamed via PFSI’s API or Titan’s browser application.  Orders can be electronically executed through PFSI’s FIX Gateway.

“This is the first time retail brokers will be able to provide customers with quantitative trading signals that incorporate social media sentiment,” said Sean Malloy, Senior Vice President & Director of Global Sales & Marketing, Penson Worldwide.  “It also is the first time independent institutional brokers will be able to provide clients with a signal service at a far more economical price than buying it from bulge bracket brokers or purchasing one directly.  We believe it will be particularly appealing to our active retail and high volume institutional brokers.”

“Titan is democratizing quantitative research for any type of trader or investor”, stated John Coulter, Titan’s CEO.  “We are breaking down a huge barrier to entry by hosting hard to obtain research and technology which to date, only elite brokers and hedge funds have leveraged to their advantage.  As the amount of data continues to grow into the billions of data points a day, alpha generation becomes more and more challenging for the average trader.  Titan does all the heavy lifting and streams out research content which is tradable in any existing EMS or OMS.  It’s also useful as a confirmation tool for traders with their own strategies.”

About Titan Trading Analytics Inc.:  www.titantrading.com

Titan Trading Analytics Inc. is a premier provider of behavioral trading research. Trade signals are distributed via a powerful financial analysis and electronic trading software platform which captures and analyzes real-time market tick data and identifies trade opportunities based on numerous historical patterns, identified by Titan’s Trade Recommendation Engine™ (TRE). Titan’s flagship product, TickAnalyst™, delivers trading signals to proprietary trading firms and hedge funds via a cutting edge browser-based interface.  Titan’s internally developed products and services are at the forefront of the high growth global investment management and automated trading industry.

About Penson Financial Services, Inc.: www.penson.com

Penson Financial Services, Inc. is a member of the Penson Worldwide group of companies which provides execution, clearing, custody, settlement and technology infrastructure products and services to financial services firms and others servicing the global financial services industry.   Headquartered in Dallas, Texas, Penson has served the clearing needs of the global financial services industry since 1995.

Penson Financial Services, Inc. is a member of FINRA, New York Stock Exchange, NYSE Arca Exchange, NYSE Amex Equities, NYSE Amex Options, BATS Exchange, Direct Edge Exchanges (EDGA and EDGX), Chicago Board Options Exchange (CBOE), Chicago Stock Exchange, International Securities Exchange (ISE), NASDAQ OMX BX, NASDAQ OMX PHLX, NASDAQ Stock Market, NASDAQ LIFFE, LLC, National Stock Exchange, Options Clearing Corp. (OCC), Fixed Income Clearing Corp. (FICC), MSRB, National Securities Clearing Corp. (NSCC), DTC, ICMA, Euroclear, and SIPC.

Forward-Looking Statements

The statements in this news release relating to matters that are not current or historical facts are forward-looking statements. Such forward-looking statements are based on current plans, estimates and expectations. Forward-looking statements are based on known and unknown risks, assumptions, uncertainties and other factors.  Actual results, performance, or achievements may differ materially from any future results, performance, or achievements expressed or implied by such forward-looking statements. Penson undertakes no obligation to publicly update or revise any forward-looking statement.

Contacts

Penson:  Anreder & Company, Gary Fishman (gary.fishman@anreder.com), Steven Anreder (steven.anreder@anreder.com), or Michael Shallo (michael.shallo@anreder.com), at +1-212-532-3232

Titan: Audra Tiner, Articulate Communications Inc., atiner@articulatecomms.com, 212-255-0080 ext. 34